EX-FILING FEES

Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

CPG Focused Access Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$238,351,000	(a)	0.014760%	$35,180.61	(b)
Total Transaction Valuation	$238,351,000	(a)
Total Fees Due for Filing				$0.00
Total Fees Previously Paid				$35,180.61
Total Fee Offsets				-
Net Fee Due				$0.00

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $35,180.61 was paid by the Fund in connection with filing its Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)	Calculated at 0.014760% of the Transaction Valuation.